Delisting Determination, The Nasdaq Stock Market, LLC, July 10, 2023, Celyad Oncology SA
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the American Depositary Shares of Celyad Oncology SA (the Company), effective at the opening of the trading session on July 20, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(1)(A).
The Company was notified of the Staff determination on May 10, 2023. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on May 19, 2023. The Staff determination to delist the Company securities became final on May 19, 2023.